Fourth Supplementary Bidder’s Statement

1	Background

This document is the fourth supplementary bidder’s statement (“Fourth Supplement”) to the bidder’s statement dated 30 November 2004 (“Original Bidder’s Statement”) issued by Xstrata Capital Holdings Pty Limited (ACN 111 756 337) (“Xstrata Capital”) and lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to Xstrata Capital’s off-market takeover bid for WMC Resources Ltd (ACN 004 184 598) (“WMC”).

This Fourth Supplement is to be read together with the replacement bidder’s statement dated 16 December 2004 (“Bidder’s Statement”), the second supplemental bidder’s statement dated 7 February 2005 and the third supplemental bidder’s statement dated 16 February 2005. Changes to the Original Bidder’s Statement as supplemented by the first supplementary bidder’s statement were incorporated into the Bidder’s Statement.

Unless the context requires otherwise, defined terms used in the Bidder’s Statement have the same meaning in this Fourth Supplement.

2	Extension of Offer Period

On 17 February 2005, Xstrata Capital varied the Offer by extending the Offer Period from 7.00 pm (Sydney time) on 28 February to 7.00 pm (Sydney time) on 24 March 2005.

3	Offer free from all conditions

Xstrata Capital has previously notified that the conditions in subparagraphs (d), (e)(i), (e)(ii) and (h) of Appendix 2 of the Bidder’s Statement have been fulfilled.

In addition, on 16 February 2005 Xstrata Capital declared each Offer free from the conditions in subparagraphs (b), (c) and (e)(iii) of Appendix 2 of the Bidder’s Statement.

On 2 March 2005, Xstrata Capital declared the Offer free from all of the conditions in
Appendix 2 of the Bidder’s Statement.

Accordingly, the Offer is now unconditional.

In accordance with the Offer Terms, WMC shareholders who accepted the Offer prior to 2 March 2005 (and who have not withdrawn their acceptance) will be paid the consideration to which they are entitled under the Offer within 5 Business Days of 2 March 2005. WMC shareholders who accept the Offer on or after 2 March 2005 will be paid the consideration to which they are entitled under the Offer on or before the 5th Business Day after the date of their valid acceptance.

4	Financing

Xstrata (Schweiz) has confirmed the continuing availability of funding under each of the Facilities notwithstanding the waiver of all of the conditions of the Offer. Further details of any revised terms of the Facilities will be provided shortly.

5	Termination of withdrawal rights

As the Offer is now free of all conditions, Xstrata Capital gives notice terminating the withdrawal rights described in clause 4.6 of the Offer Terms (“Withdrawal Rights”). The Withdrawal Rights will terminate on 17 March 2005.

WMC shareholders who have accepted the Offer and wish to withdraw their acceptance pursuant to the Withdrawal Rights on or before 17 March 2005 may do so in accordance with the instructions in clause 4.7 of the Offer Terms.

WMC shareholders who have been paid the consideration under the Offer and subsequently withdraw their acceptance must return the consideration received by them for the withdrawal to be valid.

WMC shareholders who accept the Offer will not be able to withdraw their acceptance pursuant to the Withdrawal Rights after 17 March 2005.

A Withdrawal Form accompanies this Fourth Supplement.

6	Statutory withdrawal rights

As the extension of the Offer Period on 17 February 2005 varied the Offer in a way that postponed for more than one month the time when Xstrata Capital has to meet its obligations under the Offer, each person who had accepted the Offer as at 17 February 2005 has the right to withdraw their acceptance in accordance with section 650E of the Corporations Act. To do so, Xstrata Capital must be given notice by that person within one month beginning on the day after they received the Notice of Variation of the Offer dated 17 February 2005.

7	WMC dividend

On 9 February 2005, WMC declared an unfranked dividend of $0.20 per WMC Share. The record date for determining the WMC shareholders who will be paid the dividend was 1 March 2005.

In accordance with clause 5.4 of the Offer Terms, Xstrata Capital will reduce the consideration payable by Xstrata Capital to each shareholder of WMC who accepts the Offer by $0.20 per WMC Share, being the amount of the dividend.

Xstrata Capital is therefore offering to pay accepting WMC shareholders $7.00 per share.

8	Broker commission

Subject to the terms below, Xstrata Capital will pay a commission (“Commission”) to market participants of ASX (“Brokers”) who initiate, or have initiated, acceptances of the Offer (“Acceptances”) in respect of parcels of WMC Shares held by retail shareholders of WMC. A retail shareholder of WMC is one who is not a Broker or an associate of a Broker and who held less than 100,000 WMC Shares at the date of the Acceptance.

The Commission payable in relation to any Acceptance will be 0.75% of the consideration payable by Xstrata Capital under the Offer as a result of that Acceptance (or 5.25 cents per WMC Share). The maximum commission payable in respect of any Acceptance by a retail shareholder of WMC is $750.

Commissions will be payable in respect of Acceptances received at any time during the Offer Period.

The Commissions are payable to Brokers only and no part of the Commissions can be passed on or paid to WMC shareholders. Brokers are not entitled to receive any Commission in respect of any WMC Shares in which they, or any associate, holds a relevant interest.

An Acceptance by a Broker constitutes a representation that neither the Broker nor its associate is the accepting shareholder of WMC and the fee will not be passed on or otherwise shared directly or indirectly with the accepting shareholder of WMC.

Any Commission liable to be paid, in respect of any Acceptance, will be paid by Xstrata Capital within 14 days after production of an Acceptance Form bearing the Broker’s stamp or, in the case of CHESS Holdings, other written confirmation acceptable to Xstrata Capital that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned. No Commission is payable in respect of Acceptances that are withdrawn.

Xstrata Capital reserves the right to aggregate any Acceptances in determining the Commissions payable to any Broker if Xstrata Capital believes that a party has structured holdings of WMC Shares to take advantage of the Commission. Xstrata Capital may in its discretion determine any disputes regarding whether a Commission is payable.

9	Relevant interest

As at 28 February 2005, Xstrata Capital had a relevant interest in 1,109,297 WMC Shares, representing 0.0946% of WMC Shares on issue.

10	Lodgment with ASIC

A copy of this Fourth Supplement was lodged with ASIC on 3 March 2005. Neither ASIC nor any of its officers takes any responsibility for the contents of this Fourth Supplement.

11	Authorisation

This Fourth Supplement has been approved by a resolution passed by the directors of Xstrata Capital.

Signed on behalf of Xstrata Capital Holdings Pty Limited:

/s/ Jason Watts
Attorney for Benny Levene, Director
Dated: 3 March 2005